April 21, 2025

Lei He
Chief Executive Officer
Carriage House Event Center, Inc.
Tian   an Science Park, Tower 23, 20th Floor
Panyu District, Guangzhou, PRC 510006

       Re: Carriage House Event Center, Inc.
           Schedule 13D filed February 11, 2025 by Zhonghe Brand, Ltd. et. al File No. 005-94851
Dear Lei He:

       We have conducted a limited review of the above-captioned filing and have the following comments.

        Please respond to this letter by amending the filing or by providing the requested information. If you do not believe our comments apply to your facts and circumstances or that an amendment is appropriate, please advise us why in a response letter.

       After reviewing any amendment to the filing and any information provided in response to these comments, we may have additional comments.

Schedule 13D filed February 11, 2025
General

1.     We note that the event reported as requiring the filing of the Schedule
13D was
       January 22, 2025. Rule 13d-1(a) of Regulation 13D-G requires the filing of a
       Schedule 13D within five business days after the date beneficial ownership of more than five percent of a class of equity securities specified in Rule 13d-1(i)(1) was acquired. Based on the January 22, 2025 event date, the Schedule 13D submitted on
       February 11, 2025 was not timely filed. Please advise us why the
Schedule 13D was
       not filed within the required five business days after the date of the acquisition.
Item 4, page 1

2. Please amend Item 4 of the Schedule 13D to include any plans or proposals which relate to or would result in the enumerated items listed in subsections
(a)-(j) of Item 4
       of Schedule 13D. To the extent no plans or proposals that relate to or would result in any of the actions described in Item 4(a)-(j) exist, please affirmatively so state. See
 April 21, 2025
Page 2

       Instruction A within the    Special Instructions for Complying With
Schedule 13D    at
       Rule 13d-101 of Regulation 13D-G.
Item 5, page 1

3. We note your disclosure of "N.A." Item 5(c), however, requires that each beneficial owner "describe any transactions in the class of securities reported on that were effected during the past sixty days." Please revise to provide the requisite disclosure for each filing person with respect to all transactions in the securities between the deadline for timely filing the Schedule 13D and the actual filing of the
Schedule 13D.
       In amending the Schedule 13D to include the required disclosures, please be advised that the Instruction to Item 5(c) requires the beneficial owner to "describe," at a minimum, the following: "(1) The identity of the person covered by Item 5(c) who effected the transaction; (2) the date of transaction; (3) the amount of securities involved; (4) the price per share or unit; and (5) where and how the transaction was effected."
Item 7, page 1

4. Multiple beneficial owners have reported their beneficial ownership on the above-
       captioned Schedule 13D. Whenever two or more persons are required to file a statement containing the information required by Schedule 13D, a single Schedule
       13D may be filed provided that it includes, as an exhibit, their agreement in writing that such a statement is filed on behalf of each of them. Please revise to add the required exhibit, or advise. See Rule 13d-1(k)(1)(iii).
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please direct any questions to Blake Grady at 202-551-8573 or Nicholas Panos at
202-551-3266.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Mergers &
Acquisitions